COVA Capital Partners, LLC

Financial Statements

For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025   AND ENDING 12/31/2025
                                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: COVA Capital Partners LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

6851 Jericho Turnpike; Suite 205
                                                    (No. and Street)

Syosset	NY	11791
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Edward T. Gibstein	516-382-7627	egibstein@covacp.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
                                (Name – if individual, state last, first, and middle name)

325 North Saint Paul Street; Ste 3100	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)
FOR OFFICIAL USE ONLY	

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
   accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
   CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Edward T. Gibstein_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __COVA Capital Partners LLC_____, as of __December 31,_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: __CEO_____

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

COVA Capital Partners, LLC
Index to the Financial Statements
December 31, 2025

Table of Contents



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
COVA Capital Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of COVA Capital Partners, LLC (the Company) as of December 31, 2025, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Schedule III, Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2025.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 13, 2026

COVA Capital Partners, LLC
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	29,426
Securities and warrants owned, at fair value		7,693
Prepaid expenses		17,459
Other assets		360
Total Assets	$	54,938

LIABILITIES AND MEMBER'S EQUITY

Liabilities:

Accrued expenses and other liabilities	$	22,368
Total Liabilities	$	22,368
Member's Equity		32,570
Total Liabilities and Member's Equity	$	54,938

The accompanying notes are an integral part of this statement.

COVA Capital Partners, LLC
Statement of Income
For the Year Ended December 31, 2025

Revenue:	
Private placement commissions	$ 774,689
Commission income	46,592
Investment banking income	60,330
Fee income	5,553
Advisory fees	74,636
Interest and other	34,908
Trading gain	26,013
Total revenue	1,022,721
Expenses:	
Commission expense	723,631
Employee compensation	69,281
Professional fees	143,890
Clearance charges	105,367
Regulatory fees	60,203
Office expenses	13,736
Rent	27,754
Computer and internet	18,254
Interest expense	4,843
Insurance	2,477
Other	3,140
Total expenses	$ 1,172,576
Net Loss	$ (149,855)

The accompanying notes are an integral part of this statement.

COVA Capital Partners, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Total Member's Equity
Member's equity - January 1, 2025	$ 87,425
Capital contributions	95,000
Net loss	(149,855)
Member's equity - December 31, 2025	$ 32,570

COVA Capital Partners, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash Flows from Operating Activities:

Net loss	$ (149,855)
Adjustments to reconcile net loss to net cash used in operating activities:	
Realized and unrealized appreciation	(26,013)
Proceeds from sale of securities	61,200
Changes in operating assets and liabilities:	
Prepaid expenses	(17,459)
Due to / from broker	27,136
Other assets	(296)
Accrued expenses and other liabilities	(1,889)
Net Cash Used in Operating Activities	(107,176)

Cash Flows from Financing Activities

Member's contributions	95,000
Net Cash Provided by Financing Activities	95,000
Net decrease in cash	(12,176)
Cash at beginning of the year	41,602
Cash at end of the year	$ 29,426

Supplementary Disclosure of Cash Flow Information
Cash paid during the year for:

Interest	$ 4,817
Income Taxes	$ -

The accompanying notes are an integral part of this statement.

NOTE 1: ORGANIZATION

Cova Capital Partners, LLC (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (the "SEC",) and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company was formed on June 15, 2000 under the laws of the State of New York. The Company is a wholly owned subsidiary of Avco Capital Corp. (the "Parent"). The Company is engaged in business as a securities broker-dealer, which comprises several classes of services, including private placements and investment banking, under the Securities and Exchange Act of 1934.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

a) Basis of Presentation and Use of Estimates
The preparation of these financial statements is on the accrual basis of accounting in conformity with US generally accepted accounting principles which require that management make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

b) Securities and Warrants Owned
Proprietary securities transactions are recorded on the trade date basis, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. The Company does not carry customer securities accounts on its books.

The Company, from time to time, receives shares and/or warrants as partial compensation for their services. A portion of these securities may be sent from the Company to registered representatives as part of their compensation.

Securities owned are reported at fair value in accordance with Accounting Standards Codification (ASC 820). *"Fair Value Measurement Disclosures"*.

c) Cash and Cash Equivalents
Cash equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. There were no cash equivalents or uninsured cash at December 31, 2025.

d) Revenue Recognition from Contracts with Customers

Placement Fees
The Company acts as an agent for equity and debt private placements on behalf of its clients. As additional consideration for the investment advisory services noted above the Company receives fees that vary based on specified performance measures, for example, when a placement or non-securities related success occurs. The Issuer pays the Company as Placement Agent when acting as a Placement Agent for an Issuer. In a private security transaction, the client may pay a commission to the Company which would be fully disclosed prior to paying the Company. Revenues are recognized at the point in time when it is probable that a significant reversal will not occur.

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES (continued)

    d) Revenue Recognition from Contracts with Customers (continued)

      Commission Revenue

          Commission revenue represents sales commission generated by advisors for their clients' purchases and sales of securities on exchanges and over the counter, as well as purchases of other investment products. The Company views the selling, distribution and marketing, or any combination thereof, of investment products to such clients as a single performance obligation to the product sponsors.

          The Company is the principal for commission revenue, as it is responsible for the clients' purchases and sales and maintains relationships with the product sponsors. The advisors, if any, assist the Company in performing its obligations. Accordingly, total commission revenues are reported on a gross basis.

      Fee and other Income

          Other income is generated by interest income from margin accounts, firm account revenue, and other fees charged to customers and is recognized when earned.

NOTE 3: RECEIVABLE FROM CLEARING BROKER/SECURITIES HELD AT BROKER

For part of the year, the Company conducted business and cleared its proprietary and customer transactions through Vision Financial on a fully disclosed basis. The Company earned commissions as an introducing broker for the transactions of its customers. The clearing and depository operations of the Company's customer accounts were performed by its clearing broker pursuant to a clearing agreement. The Company terminated its clearing agreement with Vision Financial on October 31, 2025.

The Company was not required to maintain a separate bank account for the exclusive benefit of customers or to segregate customer securities in accordance with Rule 15c3-3(k)(2)(ii) of the Securities and Exchange Commission.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $12,665, which exceeded the minimum requirement of $5,000 by $7,665. The Company's ratio of aggregate indebtedness to net capital ratio was 1.77 to 1.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market.

NOTE 5: FAIR VALUE MEASUREMENTS (continued)

Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in active markets for identical securities. Level 1 investments in the table below represent common stock in publicly traded companies.

Level 2 - Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 - Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs. Level 3 investments below represent common stock in private companies and warrants to purchase common stock in both private and publicly traded companies.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Level 1	Level 2	Level 3	Fair Value
Equity-based instruments				
Common stock	$ -	$ 7,693	$ -	$ 7,693
	$ -	$ 7,693	$ -	$ 7,693

The Company acquired direct ownership in interests in the private companies as a result of investment banking or advisory services rendered.

Fair value of the Level 2 securities was determined using the following inputs:

• Common stock in private companies - The Company estimates that the fair value approximates the value of recent stock sales.

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES

a) Lease Commitments

On April 11, 2016, the Company moved into office space at 6851 Jericho Turnpike, Suite 130, Syosset, NY 11791. The lease agreement expired on December 31, 2017, from which point the lease has been on a month to month basis. The Company recognizes and measures any leases in accordance with FASB ASC 842 and has determined that the term of the lease is less than 12 months and therefore the lease payments are expensed. Rent expense during the year ended December 31, 2025 was $26,805.

NOTE 6: COMMITMENTS AND CONTINGENT LIABILITIES (continued)

b) Brokerage Activities

In the normal course of business, the Company engaged in various brokerage activities on an agency basis through a clearing broker. In connection with these activities, a customer's unsettled transactions may have exposed the Company to off-balance sheet risk in the event the customer was unable to fulfill their contractual obligations. Significant credit exposure may have resulted in the event that the Company's clearing broker was unable to fulfill their contractual obligation. The Company no longer engages in this business.

c) Litigation

The Company is subject to various legal proceedings and claims in the normal course of business. Pending litigation exists as of April 13, 2026, but the Company is unable to determine the ultimate outcome or reasonably estimate any potential loss at this time. Management does not believe that the resolution of these matters will have a material adverse impact on the Company's financial statements.

NOTE 7: SEGMENT INFORMATION

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of mergers and acquisitions and private placement activities in addition to retailing corporate equity securities over the counter and will earn fees in the form of commissions on a negotiated basis. The Chief Executive Officer is considered the Chief Decision Maker of the Company and reviews pending transactions, pending orders and market conditions. Because the Company has only one operating segment, no additional segment-level information is required under the provisions of ASC 280.

The financial information presented in the financial statements is reflective of the operations of this single reporting segment, and there are no separate, identifiable components that meet the criteria for segmentation. All revenues and expenses are allocated to the broker-dealer activities, and there is no significant variation in performance across different areas of the business.

NOTE 8: INCOME TAXES

The Company is recognized as a single member Limited Liability Company (an "LLC") by the Internal Revenue Service. As such, it is treated as a disregarded entity and is not subject to income taxes. The Company's income or loss is reportable by its Parent on its tax return.

NOTE 9: SUBSEQUENT EVENTS

Management of the Company has evaluated events or transactions that have occurred since December 31, 2025 through the date these financial statements were issued, and determined that there are no material subsequent events that would require recognition or disclosure in the Company's financial statements.

SUPPLEMENTAL INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

AS OF DECEMBER 31, 2025

COVA Capital Partners, LLC
Schedule I - Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2025

NET CAPITAL		
Total member's equity	$	32,570
Deductions and/or charges:		
Non-allowable assets:		
Prepaid expenses		(17,459)
Other assets		(360)
Net capital before haircuts on securities positions		14,751
Haircuts on securities positions		(1,154)
Undue concentration		(932)
Net Capital	$	12,665
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	22,368
Aggregate indebtedness	$	22,368
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Greater of 6-2/3% of aggregate indebtedness ($1,491) or $5,000		
Minimum net capital required		5,000
Excess net capital	$	7,665
Net capital less greater of 10% of total AI or 120% of minimum net capital	$	6,665
Ratio of aggregate indebtedness to net capital is		1.77 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited amended Form X-17a-5 Part II as of December 31, 2025.

See report of independent registered public accounting firm.

COVA Capital Partners, LLC
Schedule II - Computation for Determining of Reserve Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2025

A computation of reserve requirements is not applicable to the Company as of December 31, 2025. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii) and by relying on footnote 74 to SEC Release 34-70073.

COVA Capital Partners, LLC
Schedule III - Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3
As of December 31, 2025

Information relating to possession or control requirements is not applicable to the Company as of December 31, 2025. The Company does not have customers or effect transactions with customers as defined by SEC Rule 15c3-3. The Company claims exemption under the provisions of that rule's paragraph (k)(2)(ii) and by relying on footnote 74 to SEC Release 34-70073.



Philadelphia | New York | Dallas

Report of Independent Registered Public Accounting Firm

To the Member and Those Charged With Governance
COVA Capital Partners, LLC

We have reviewed the accompanying Exemption Report of COVA Capital Partners, LLC (the Company) as of and for the fiscal year ended December 31, 2025, in which management asserts that:

1. Pursuant to paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3, the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 throughout the fiscal year ended December 31, 2025;

2. The Company limited its securities business activities throughout the fiscal year ended December 31, 2025 to: (1) acting as a mutual fund retailer (2) broker or dealer selling tax shelters or limited partnerships in primary distributions (3) private placement of securities (4) merger and acquisition services; and

3. Throughout the fiscal year ended December 31, 2025, the Company: (i) did not receive, hold, or owe funds or securities for or to customers (except amounts received and promptly transmitted in accordance with 17 C.F.R. § 240.15c2-4(a) or (b)(2)); (ii) did not carry accounts of or for customers; and (iii) did not carry proprietary accounts of other broker-dealers (as defined in 17 C.F.R. § 240.15c3-3).

4. The Company met all of the conditions and requirements of the exemption described above without exception throughout the fiscal year ended December 31, 2025.

Management of the Company is responsible for the assertions in the Exemption Report and for compliance with the applicable requirements.

We conducted our review in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, nothing came to our attention that caused us to believe that management's assertions referred to above are not fairly stated, in all material respects, based on the criteria set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the requirements set forth in Footnote 74 of SEC Release No. 34-70073 and related provisions of Rule 17a-5.

Sanville & Company, LLC

Sanville & Company, LLC
Dallas, Texas
April 13, 2026

325 North Saint Paul Street
Suite 3100
Dallas, Texas 75201
214.738.1998

COVA Capital Partners, LLC Exemption Report

COVA Capital Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

(3) The Company is considered "Non-Covered Firm" exempt from 17 C.F.R. §240.15c3-3 and is filing an Exemption Report relying on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by the SEC staff. The Company limits its business activities exclusively to: (1) acting as a mutual fund retailer (2) broker or dealer selling tax shelters or limited partnerships in primary distributions (3) private placement of securities (4) merger and acquisition services.

(4) The Company (1) did not directly or indirectly receive, hold or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the most recent fiscal year without exception.

I, Edward Gibstein, swear (or affirm) that, to my best knowledge and belief, this exemption report is true and correct.

Regards,

Chief Executive Officer

Date of Report: April 8, 2026